Exhibit 99.8

Enthusiast Gaming Partners with Twitch on Twitch Stream Aid, a Global Celebrity Streaming Charity Marathon

•	Enthusiast will leverage its entire platform to promote Twitch Stream Aid
•	12-hour marathon starts at 9:00am PST on Saturday, March 28, 2020
•	All proceeds raised will support the COVID-19 Solidarity Response Fund for WHO
•	Enthusiast celebrities include shareholder and Super Bowl champion Richard Sherman; Philadelphia Eagles All-Pro, Darius Slay, and members of the Seattle Surge professional Call of Duty esports team

TORONTO, March 26, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce it has partnered with Twitch.tv (“Twitch”) on Twitch Stream Aid, a celebrity live stream marathon raising money for the COVID-19 Solidarity Response Fund for WHO to support the urgent fight against the COVID-19 pandemic.

On Saturday, March 28, 2020, the 12-hour charity stream will start at 9:00am PT on twitch.tv/twitch and will feature some of the biggest names in gaming, music, and sports with special guests including: AJ Mitchell, Brandy Clark, Dan Smith of Bastille, Garth Brooks, Conor McGregor and many more. Throughout the day, the event will host esports competitions featuring Fortnite, UNO, and Warzone Battle Royale. The marathon will also feature musical performances by Diplo, Cole Swindell, Charlie Puth and more during the breaks and live interviews with professional athletes and celebrities.

Among the celebrity talent is Enthusiast Gaming’s shareholder and brand ambassador, Richard Sherman, and NFL All-Pro, Darius Slay, who will be playing in the popular Call of Duty, Warzone Battle Royale competition along with key professional esports players from Luminosity Gaming, the Company’s esports division.

As two of the largest gaming audiences in North America, Enthusiast Gaming and Twitch will utilize their combined networks to reach as many gamers as possible to promote the marathon. With a platform that reaches over 200 million gamers on a monthly basis and an esports following of over 60 million, Enthusiast Gaming will leverage its entire media network to build awareness of the charity event and will engage its team of gaming and esports influencers and content creators to help promote the marathon.

Corey Mandell, President of Enthusiast Gaming’s Entertainment Division, EG Live, commented, “We are honored to partner with Twitch and join forces to help support the global fight against COVID-19. Now more than ever we are committed to using our entire platform to provide support and connections for our communities. Twitch Stream Aid is an opportunity to raise funds for the World Health Organization and its fight against Coronavirus.”

About Twitch

Twitch is the largest live streaming platform for gamers in the world and focuses on video game live streaming, including broadcasts of esports competitions, in addition to music broadcasts, creative content, and more recently, "in real life" streams. In 2014, Amazon.com, Inc. bought Twitch for almost $1Bn.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information:

Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.